Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Activant Solutions Inc.
We consent to the use of our report dated November 23, 2004 (except as to note 20, which is as of February 1, 2005) included in the registration statement of Activant Solutions Holdings Inc. on Form S-1, with respect to the consolidated balance sheets of Speedware Corporation Inc. as of September 30, 2002, 2003 and 2004 and the related consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended September 30, 2004, and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Montreal, Canada
November 11, 2005